October 23, 2018

Garry Menzel
Chief Executive Officer
TCR2 Therapeutics Inc.
100 Binney Street
Suite 710
Cambridge, MA 02142

       Re: TCR2 Therapeutics Inc.
           Amendment No. 1 to
           Draft Registration Statement on Form S-1
           Submitted October 10, 2018
           CIK No. 0001750019

Dear Mr. Menzel:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1. We note your response to comment 2 but remain concerned that you lack a sufficient basis to compare your product candidates to approved CAR-T therapies. Given your early stage of development and the lack of head-to-head clinical trials, these comparisons are inappropriate. Please revise the prospectus throughout to delete these comparisons.
 Garry Menzel
FirstName LastNameGarry Menzel
TCR2 Therapeutics Inc.
Comapany NameTCR2 Therapeutics Inc.
October 23, 2018
Page 2
October 23, 2018 Page 2
FirstName LastName



2. We note your response to comment 3 . Please delete the reference that your T cell therapies are "first-in-class."
Management's Discussion and Results of Operations
Results of Operations
Research and Development Expenses, page 82

3. Your updated disclosure in the amendment does not appear to fully address comment 9.
         As previously requested, please provide the following:
           Clarify that platform development relates to preclinical expenses; Clarify whether TC-210 preclinical expenses only include the external outsourced
            development costs;
           Separately present any material type of expenses included in "other expenses"; and
           Explain in the last sentence of the paragraph under the table how the disclosure is consistent with your statement on page 4 indicating that TC-210 is your most advanced mono TRuC-T cell product candidate.
Preclinical Studies of TC-210, page 99

4. Please revise the description of your pre-clinical study to clarify that the CAR-T cells used in the study are not completely identical to approved CAR-T cell therapies and clarify who engineered such cells. To the extent applicable, please revise the description of any other studies in similar manner.
Choice of Forum, page 172

5. We note your response to comment 12, including your statement in your response letter that your amended and restated bylaws do not designate an exclusive forum for causes of action arising under the Exchange Act. However, the scope of your forum selection clause is unclear, in part because of the reference to "any derivative action or proceeding...." If your state court exclusive forum provision does not apply to actions
         arising under the Exchange Act, please state this clearly in your prospectus and in your amended and restated bylaws.
 Garry Menzel
TCR2 Therapeutics Inc.
October 23, 2018
Page 3

       You may contact Sisi Cheng at 202-551-5004 or Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact
Donald Field at 202-551-3680 or Dietrich King at 202-551-8071 with any other questions.



FirstName LastNameGarry Menzel                           Sincerely,
Comapany NameTCR2 Therapeutics Inc.
                                                         Division of
Corporation Finance
October 23, 2018 Page 3                                  Office of Healthcare &
Insurance
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